Table of Contents

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☑
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101 (b)(8) ☐
JSC “INTER RAO UES”
(Name of Subject Company)
Joint Stock Company “INTER RAO UES”
(Translation of Subject Company’s Name into English (if applicable))
Russian Federation
(Jurisdiction of Subject Company’s Incorporation or Organization)
JSC “INTER RAO UES”
(Name of Person(s) Furnishing Form)
Ordinary Shares
(Title of Class of Subject Securities)
Not applicable
(CUSIP Number of Class of Securities (if applicable))
Chuchaeva Svetlana Yurievna
12, Krasnopresnenskaya Nab., Entrance 7, Moscow, 123610, Russian Federation
+7 (495) 967 05 27, ext. 2081
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive
Notices and Communications on Behalf of Subject Company)
The rights offering is expected to commence in the end of December 2010 after publication of the Rights Offering
Notice. JSC “INTER RAO UES” will file a separate Form CB and indicate the specific date of commencement of the
Rights Offering.
(Date Tender Offer/Rights Offering Commenced)

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Table of Contents

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
1. English translation of the Russian Securities Prospectus, dated 16 November 2010 (parts II and IX related to the rights offering).
2. English translation of Decision on Additional Share Issuance, dated 16 November 2010.
Item 2. Informational Legends
A legend complying with Rule 801(b) under the Securities Act of 1933, as amended, has been included in the information documents published in the United States or disseminated to U.S. holders.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
No other materials have been made publicly available or disseminated to shareholders in connection with the pre-emptive offer pursuant to Russian jurisdictional requirements.
PART III — CONSENT TO SERVICE OF PROCESS
Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the “Commission”), JSC “INTER RAO UES” is filing a written irrevocable consent and power of attorney with die Commission on Form F-X. JSC “INTER RAO UES” will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.
PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mr. Ilnar Ildatyrovich Mirsiyapov
Mr. Ilnar Ildatyrovich Mirsiyapov
Director of the Strategy and Investments Unit
(acting in accordance with the Power of Attorney No. IDS-039/IRAO, dated 27 April 2010)
19 November 2010

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